RECEIVED

2004 APR 29 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

04024733

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, April 16 ,2004
RG/rmj5736
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media release: Annual General Meeting 2004	April 16, 2004	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

5/3

Enclosures mentioned

File No. 12G3-2B-82-5087

Givaudan

Media Release

Givaudan SA: Annual General Meeting 2004

Geneva, Switzerland, 16 April 2004 – The Annual General Meeting of Givaudan SA, the world leader in fragrances and flavours, took place in Geneva on 16 April 2004. It was attended by 177 shareholders, representing 3,200,392 (40%) of a total of 8,000,000 registered shares.

The shareholders' meeting approved the annual report and the annual accounts for 2003 and released the board of directors. In 2003, Givaudan grew its sales in local currencies by 9%, amounting to CHF 2.7 billion, recording an EBITDA of CHF 521 millions and a net income of CHF 216 millions.
Since the spin-off on 8 June 2000, Givaudan has been the best performing share of the SMI, with an increase of 27% until end of March 2004.

A total dividend of CHF 15.40 per registered share was voted by the shareholders, corresponding to an increase of 90%. The total dividend includes an ordinary dividend of CHF 8.90 and a special dividend of CHF 6.50. It will be paid on 21 April 2003.

Dr Henri B. Meier was re-elected for another three years to the Board of Directors of Givaudan SA. He plans to resign at the next ordinary general meeting in 2005. Dietrich Fuhrmann was elected for three years, replacing Michel Bonjour whose term of office expired.

After the partial completion of the second share buy-back, started on 30 June 2003, the shareholders' meeting approved the proposal of the Board of Directors to cancel the 200,000 repurchased registered shares and to reduce the share capital by 2.5% from CHF 80,000,000 to CHF 78,000,000. The ongoing programme to buy back 800'000 shares will continue until end of June 2004. Givaudan intends to extend the programme in case it is not completed.

The shareholders' meeting decided to create authorised capital for an amount of CHF 10,000,000. The Board of Directors will be authorised to increase until 16 April 2006 the share capital up to that amount through the issuance of a maximum of 1,000,000 fully paid-in registered shares with a par value of CHF 10 per share.

Furthermore, PricewaterhouseCoopers SA have been re-elected as statutory and group auditors for the financial year 2004.

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, April 22 ,2004
RG/rmj5736
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Notice of dividend payment 2004	April 19, 2004	G

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned